SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE Act of 1934

For the month of June, 2003.

ORIX Corporation

(Translation of Registrant’s Name into English)

3-22-8 Shiba, Minato-Ku, Tokyo, JAPAN
(Address of Principal Executive Offices)

     (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒	Form 40-F ☐

     (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐	No ☒

Table of Documents Filed
SIGNATURES
Notice of the 40th Ordinary General Meeting of Shareholders ORIX CORPORATION
Proposal 1: Appropriation of Profit for the 40th Fiscal Year
Proposal 2: Acquisition of Treasury Shares
Proposal 3: Amendments to the Articles of Incorporation
Proposal 4: Election of 12 Directors
Proposal 5: Granting of Retirement Bonuses to Retiring Corporate Auditors and Granting of Retirement Bonuses Due to Abolishment of Retirement Bonus System
Proposal 6: Issuance of Stock Acquisition Rights as Stock Options

Table of Documents Filed

1.	Notice of the 40th Ordinary General Meeting of Shareholders made public on May 29, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORIX Corporation

Date: June 9, 2003	By /s/ Shunsuke Takeda

Shunsuke Takeda Director Deputy President and CFO ORIX Corporation

May 29, 2003

Yoshihiko Miyauchi Representative Director ORIX CORPORATION 2-4-1, Hamamatsu-cho Minato-ku, Tokyo Japan

Notice of the 40th Ordinary General Meeting of Shareholders
ORIX CORPORATION

     We cordially invite you to attend the 40th Ordinary General Meeting of Shareholders of ORIX CORPORATION (“the Company”) to be held as set forth below.

     Please note that this English language version of the Notice of the 40th Ordinary General Meeting of Shareholders represents only an extract and translation of the Japanese language original.

Date and Time:		10:00 a.m., June 25, 2003 (Wednesday)

Place:		“Sky Hall” World Trade Center Building, 38th Floor 2-4-1, Hamamatsu-cho Minato-ku, Tokyo Japan

Proposals	1:	Appropriation of Profit for the 40th Fiscal Year
	2:	Acquisition of Treasury Shares
	3.	Amendments to the Articles of Incorporation
	4:	Election of 12 Directors
	5:	Granting of Retirement Bonuses to Retiring Corporate Auditors and Granting of Retirement Bonuses due to Abolishment of Retirement Bonus System
	6:	Issuance of Stock Acquisition Rights as Stock Options

Summary of
Operating Results:

     Results of operations and assets for the 40th fiscal year (from April 1, 2002 to March 31, 2003)

	40th Fiscal Year	39th Fiscal Year

Operating revenue (million Japanese yen (“JPY”))	545,551	617,987
Net income (million JPY)	7,333	7,289
Net income per share (JPY)	86.97	88.55
Total assets (million JPY)	3,600,293	3,978,171
Shareholders’ equity (million JPY)	226,303	226,031

Notes:
1.	Net income per share is calculated based on the average number of shares during the 40th Fiscal Year. Any fractional amount of less than one sen* has been rounded up to one sen if it is one-half of one sen or more and been disregarded if it is less than one-half of one sen.
2.	From the 39th Fiscal Year, shares held by the Company are categorized as an item to be deducted from the capital. The net income per share is calculated based on the number of shares that is the balance after deducting the number of shares held by the Company from the total number of shares issued.
3.	From the 40th Fiscal Year, the net income per share is calculated by applying “Accounting Standard Concerning Net Income Per Share” (Accounting Standard for Business Enterprises No. 2) and “Policy for Applying Accounting Standard Concerning Net Income Per Share” (Policy for Applying Accounting Standard for Business Enterprises No. 4).
4.	The amounts other than those referenced in note 1 above are rounded down to the nearest million yen.
5.	These amounts do not include consumption tax, etc.
6.	These amounts are non-consolidated results based on accounting principles generally accepted in Japan as required by the Commercial Code of Japan. Consolidated financial information based on accounting principles generally accepted in the United States is available on ORIX’s web site at HP:http://www.orix.co.jp/ir_e/ir_index.htm.

     *sen: Unit of Japanese currency, equivalent to one hundredth of one yen

Proposal 1: Appropriation of Profit for the 40th Fiscal Year

     The proposal for the appropriation of profit for the 40th fiscal year is set forth in the table below.

	(unit: one JPY)
Item	Amount

Unappropriated retained earnings		8,957,286,332
Reversal of voluntary reserve		89,158,860
Total		9,046,445,192
The foregoing total amount shall be appropriated as follows:
Appropriated retained earnings		6,753,191,801
Cash dividends (25 JPY/share)	2,092,325,225
Bonuses to directors and auditors	56,520,000
To directors	(50,040,000)
To corporate auditors	(6,480,000)
Transfer to voluntary reserve	4,346,576
Transfer to general reserve	4,600,000,000
Retained earnings brought forward to next year		2,293,253,391

Note:	Transfer to voluntary reserve is the effect of a change in tax rates under the accounting for income taxes.

Proposal 2: Acquisition of Treasury Shares

     In order to enable the Company to execute a flexible capital policy corresponding to changes in management environment, the shareholders are hereby requested to approve the Company’s acquisition of its 2,000,000 ordinary shares for a total consideration not to exceed 13,000,000,000 JPY during the period commencing at the conclusion of this Ordinary General Meeting of Shareholders and continuing until the conclusion of the next Ordinary General Meeting of Shareholders, in accordance with Article 210 of the Commercial Code of Japan.

Proposal 3: Amendments to the Articles of Incorporation

1.	Summary of proposal and reasons for amendment

(1)	Company with Committees
In connection with the “Law to Amend Part of the Commercial Code of Japan, Etc.” (Law No. 44, 2002) which became effective on April 1, 2003, the Company will, in order to secure further transparency of management and to enhance supervisory functions, establish new provisions applying “The Exceptional Rules Concerning Company with Committees” provided in Chapter 2, Section 4 of the Law Regarding Exceptional Rules of Commercial Code Concerning Auditing, Etc. of Stock Corporations (Law No. 22, 1974), supplement and amend other necessary provisions, and delete provisions concerning corporate auditors and the board of corporate auditors, etc.

(Related provisions of the Articles of Incorporation proposed to be amended: Articles 5 and 10, paragraph 2 of Article 11, Articles 15, 21, 22, 23, 25 and 26, each Article in Chapter V, and each Article in Chapter VI)

(2)	Demand to purchase additional shares of less than one (1) Voting Unit and Share Certificate Invalidation System
In connection with the “Law to Amend Part of the Commercial Code of Japan, Etc.” (Law No. 44, 2002) which became effective on April 1, 2003 and permits the Articles of Incorporation of a company to provide for the demand to purchase additional shares of less than one (1) Voting Unit and to establish the Share Certificate Invalidation System, the current Articles of Incorporation of the Company shall be supplemented and amended as necessary.

(Related provisions of the Articles of Incorporation proposed to be amended: Article 9 and paragraph 3 of Article 11)

(3)	Special resolutions of the General Meeting of Shareholders
In connection with the “Law to Amend Part of the Commercial Code of Japan, Etc.” (Law No. 44, 2002) which became effective on April 1, 2003 and which permits the Articles of Incorporation of a company to provide for a quorum of at least one-third of the voting rights of all of the shareholders for special resolutions of the General Meeting of Shareholders, new provisions are established in the current Articles of Incorporation of the Company as necessary.

(Related provisions of the Articles of Incorporation proposed to be amended: Article 16)

(4)	Record Date and Closing of Register of Shareholders
The Company will delete those provisions indicating in the effect that the Company shall close the Register of Shareholders for a certain period following the last day of each fiscal year. In addition, the current Articles of Incorporation of the Company shall be supplemented and amended as necessary in order to address those situations where new shares are issued, etc., during the period starting from the last day of each fiscal year and ending on the date of the ordinary general meeting of shareholders concerning such fiscal year.

(Related provisions of the Articles of Incorporation proposed to be amended: Articles 12 and 13)

(5)	In addition, pursuant to the foregoing amendments, numbering of the articles will be changed accordingly.

2.	Contents of amendments

The contents of the amendments are as follows:

(Changes indicated by underlined text)

Provisions of the Articles of Incorporation as
Current provisions of the Articles of Incorporation		proposed to be amended

Chapter I. General Provisions		Chapter I. General Provisions

	[New Provisions]	Article 5	(Exceptional Rules Concerning Company with Committees)

The Exceptional Rules Concerning Company with Committees provided in Chapter 2, Section 4 of the Law Regarding Exceptional Rules of Commercial Code Concerning Auditing, Etc. of Stock Corporations (hereinafter referred to as the “Law Regarding Exceptional Rules of Commercial Code”) shall be applied to the Company.

Chapter II. Shares		Chapter II. Shares

Article 5	(Total Number of Shares)	Article 6	(Total Number of Shares)

	The total number of shares authorized to be issued by the Company shall be 259,000,000. Provided, that in case any shares have been cancelled, the number of shares corresponding to those cancelled shares be deducted from the above total number of shares to be issued by the Company		[No Change]

Article 6	(Number of Shares Constituting a Voting Unit)	Article 7	(Number of Shares Constituting a Voting Unit)

	One hundred (100) shares of the Company shall constitute one (1) Voting Unit of shares		[No change]

Article 7	(Non-Issuance of Share Certificate Representing Less than One (1) Voting Unit)	Article 8	(Non-Issuance of Share Certificate Representing Less than One (1) Voting Unit)

	The Company shall not issue a share certificate pertaining to a number of shares constituting less than one (1) Voting Unit		[No change]

	[New Provisions]	Article 9	(Purchase Additional Shares Less Than One (1) Voting Unit)

A shareholder who holds shares less than one (1) Voting Unit (including Substantial Shareholders; hereinafter the same) may demand, in accordance with the provisions of the Share Handling Regulations, that the Company sell to it the number of additional shares necessary to make the number of shares of less than one (1) Voting Unit held by such shareholder, equal to one (1) Voting Unit.

Article 8	(Share Handling Regulations)	Article 10	(Share Handling Regulations)

	The procedures and other matters relating to shares of the Company shall be in accordance with the Share Handling Regulations to be adopted by the Board of Directors.		The procedures and other matters relating to shares of the Company shall be in accordance with the Share Handling Regulations.

Provisions of the Articles of Incorporation as
Current provisions of the Articles of Incorporation		proposed to be amended

Article 9	(Transfer Agent)	Article 11	(Transfer Agent)

	The Company shall have a transfer agent with respect to its shares		The Company shall have a transfer agent with respect to its shares.

2.	The transfer agent and places of its business shall be determined by resolution of the Board of Directors, and public notices thereof shall be made	2.	The Company shall make public notices of the names and places of business of its transfer agents.

3.	The Register of Shareholders and the Register of Substantial Shareholders shall be kept at the place of business of the transfer agent. Registration for change of shareholders, preparation of the Register of Substantial Shareholders, acceptance of notices of substantial shareholders, registration of pledges on shares and indication of property in trust and cancellation thereof, delivery of share certificate, acceptance of notifications, purchase of shares constituting less than one (1) Voting Unit, and other matters relating to shares shall be handled by the transfer agent and shall not be handled by the Company	3.	The Register of Shareholders, the Register of Substantial Shareholders and Register of Lost Share Certificates shall be kept at the place of business of the transfer agent. Registration for the change of shareholders, the purchase and additional purchase of shares constituting less than one (1) Voting Unit, and other matters relating to shares, shall be handled by the transfer agent and shall not be handled by the Company.

Article 10	(Closing of Register of Shareholders)		[To be Deleted]

The Company shall suspend changes of entries in the Register of Shareholders for a period of one month beginning with the day immediately following the last day of each fiscal year.

2.	In addition to the case provided for in the preceding paragraph, whenever necessary, changes of entries in the Register of Shareholders may be temporarily suspended, or a record date may be fixed, by giving two (2) week prior public notice.

	[New Provisions]	Article 12	(Record Date and Closing of Register of Shareholders)

Those shareholders of the Company who are permitted to exercise their rights at an ordinary general meeting of shareholders concerning each fiscal year shall be those shareholders registered as having voting rights on the Register of Shareholders and the Register of Substantial Shareholders as of the end of the same fiscal year.

		2.	Notwithstanding the provisions of the preceding paragraph, the Company may choose a date other than the date specified in the preceding paragraph as the date as of which shareholders must be registered as having voting rights on the Register of Shareholders or the Register of Substantial Shareholders in order to be able to exercise their rights at the ordinary general meeting of shareholders corresponding to such fiscal year. In such a case, two (2) weeks’ prior public notice shall be given as to the chosen date.

		3.	In addition to the cases provided for in the preceding two paragraphs, whenever necessary, the Company may temporarily suspend changes of entries in the Register of Shareholders, or may fix a record date, by giving two (2) weeks’ prior public notice.

Provisions of the Articles of Incorporation as
Current provisions of the Articles of Incorporation		proposed to be amended

Chapter III. General Meeting of Shareholders		Chapter III. General Meeting of Shareholders

Article 11	(Holding of General Meeting of Shareholders)	Article 13	(Holding of General Meeting of Shareholders)

	An ordinary general meeting of Shareholders shall be held in June of each year and an extraordinary general meeting of Shareholders shall be held whenever necessary		An ordinary general meeting of Shareholders shall be held in June of each year and an extraordinary general meeting of Shareholders shall be held whenever necessary.

2.	Notices calling an ordinary general meeting of shareholders or an extraordinary general meeting of shareholders shall be dispatched at least two (2) weeks prior to the date set for such meetings	2.	Notices calling an ordinary general meeting of shareholders or an extraordinary general meeting of shareholders shall be dispatched at least two (2) weeks prior to the date set for such meetings.

3.	Those shareholders (including substantial shareholders; hereinafter the same) who exercise their rights at an ordinary general meeting of shareholders shall be those shareholders appearing on the Register of Shareholders and the Register of Substantial Shareholders as of the closing of accounts for each fiscal year.		[To be Deleted]

Article 12	(Calling of General Meeting of Shareholders)	Article 14	(Calling of General Meeting of Shareholders)

	General meetings of shareholders shall be called by a representative director pursuant to a resolution of the Board of Directors		General meetings of shareholders shall be called by a representative executive officer pursuant to a resolution of the Board of Directors.

2.	If there is more than one representative director, the representative director designated by resolution of the Board of Directors shall call general meetings of shareholders	2.	If there is more than one representative executive officer, the representative executive officer designated by resolution of the Board of Directors shall call general meetings of shareholders.

3.	If the person determined in accordance with the preceding two paragraphs is unable to act, one of the other directors shall call general meetings of shareholders in accordance with an order given by resolution of the Board of Directors	3.	If the person determined in accordance with the preceding two paragraphs is unable to act, one of the other executive officers shall call general meetings of shareholders in accordance with an order given by resolution of the Board of Directors.

Article 13	(Chairman of General Meeting of Shareholders)	Article 15	(Chairman of General Meeting of Shareholders)

	A representative director shall act as chairman of the general meetings of shareholders.		A representative executive officer shall act as chairman of the general meetings of shareholders.

2.	The provisions of the second and third paragraphs of the preceding Article shall apply, mutatis mutandis, in the case of the preceding paragraph	2.	The provisions of the second and third paragraphs of the preceding Article shall apply, mutatis mutandis, in the case of the preceding paragraph.

Article 14	(Method of Resolution)	Article 16	(Method of Resolution)

	Unless otherwise provided for by law or ordinance, resolutions of the general meetings of shareholders shall be adopted by a majority of votes of shareholders present at the meetings		Unless otherwise provided for by law or ordinance or by the Company’s Articles of Incorporation, resolutions of the general meetings of shareholders shall be adopted by a majority of votes of shareholders present at the meetings.

		2.	The special resolution provided in Article 343 of the Commercial Code of Japan shall be adopted by two-thirds or more of the votes of the shareholders present at a meeting at which shareholders who hold more than one-third of the voting rights held by all of the shareholders of the Company are present.

Provisions of the Articles of Incorporation as
Current provisions of the Articles of Incorporation		proposed to be amended

Article 15	(Vote by Proxy)	Article 17	(Vote by Proxy)

	A shareholder may exercise his vote by proxy given to another shareholder, who has the right to vote. In such case the shareholder or the proxy must file with the Company a document evidencing his authority.		[No Change]

Article 16	(Minutes of General Meeting of Shareholders)	Article 18	(Minutes of General Meeting of Shareholders)

	The minutes of the general meetings of shareholders shall contain the summary of the proceedings and the results thereof; shall be signed, or bear the names and seals of, the chairman of the meeting and of the directors present; and the original thereof shall be kept at the head office for ten (10) years from the date of the resolution, and certified copies thereof shall be kept at the branches for five (5) years therefrom.		[No Change]

Chapter IV. Directors and Board of Directors		Chapter IV. Directors and Board of Directors

Article 17	(Number of Directors)	Article 19	(Number of Directors)

	There shall be no less than three (3) directors of the Company.		[No Change]

Article 18	(Election)	Article 20	(Election)

	Directors shall be elected at a general meeting of shareholders.		[No Change]

2.	In case of the above election(s), shareholders representing not less than one third (1/3) of the number of voting rights of all shareholders shall attend such meeting.

3.	In case of election(s) of directors, cumulative voting shall not be used.

Article 19	(Term of Office)	Article 21	(Term of Office)

	Directors’ terms of office shall expire upon conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within two (2) years after a director assumes office.		Directors’ terms of office shall expire upon conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within one (1) year after a director assumes office.

Article 20	(Election of Representative Directors)		[To be Deleted]

The Board of Directors shall elect one (1) or more directors from among the directors, who shall represent the Company.

Article 21	(Person who Calls Meetings and Chairman)	Article 22	(Person who Calls Meetings and Chairman)

	Unless otherwise provided for by law or ordinance, meetings of the Board of Directors shall be called by a representative director who shall act as the chairman of the Board of Directors’ meetings		Unless otherwise provided by law or ordinance, meetings of the Board of Directors shall be called by the director designated by the Board of Directors, which director shall act as the chairman of the Board of Directors’ meetings.

2.	The provisions of the second and third paragraphs of Article 12 shall apply, mutatis mutandis, in the case of the preceding paragraph.	2.	If the person determined in accordance with the preceding paragraph is unable to act, the other directors shall call the Board of Directors’ meetings and act as chairman, in accordance with the order they are so designated, by resolution of the Board of Directors.

Provisions of the Articles of Incorporation as
Current provisions of the Articles of Incorporation		proposed to be amended

Article 22	(Notice for Calling of Meetings)	Article 23	(Notice for Calling of Meetings)

	Notices for calling Board of Directors meetings shall be dispatched to each director and each corporate auditor at least three (3) days prior to the date set for such meeting. Provided, however, that in case of emergency, the above period may be shortened.		Notices for calling Board of Directors meetings shall be dispatched to each director at least three (3) days prior to the date set for such meeting. Provided, however, that in case of emergency, the above period may be shortened.

Article 23	(Method of Resolution)	Article 24	(Method of Resolution)

	Resolutions of the Board of Directors shall be adopted by a majority of the directors present at meetings attended by a majority of the directors.		[No Change]

Article 24	(Minutes of Meeting)	Article 25	(Minutes of Meeting)

	The minutes of the meetings of the Board of Directors shall contain the summary of the proceedings and the results thereof; shall be signed, or bear the names and seals of, the chairman of the meeting and of the directors and corporate auditors present; and shall be kept at the head office for ten (10) years from the date of the resolution.		The minutes of the meetings of the Board of Directors shall contain the summary of the proceedings and the results thereof; shall be signed, or bear the names and seals of, the chairman of the meeting and of the directors present; and shall be kept at the head office for ten (10) years from the date of the resolution.

Article 25	(Remuneration of Directors)	Article 26	(Remuneration of Directors)

	Remuneration of directors shall be determined by resolution at a general meeting of shareholders.		Remuneration of directors shall be determined by resolution at the Compensation Committee.

	[New Provisions]	Chapter V. Board Committees

	[New Provisions]	Article 27	(Establishment of Committees)

The Company shall establish the Nominating Committee, The Audit Committee and the Compensation Committee (hereinafter referred to as “Board Committees”).

	[New Provisions]	Article 28	(Number of Members, Etc.)

Each Board Committee shall be composed of three (3) or more directors.

		2.	The majority of members of each Board Committee shall be outside directors who are not executive officers of the Company.

		3.	No member of the Audit Committee shall be an executive officer, manager or other employee of the Company or any of its subsidiaries (including consolidated subsidiaries provided in Article 1-2, Paragraph 4 of the Law Regarding Exceptional Rules of Commercial Code) nor shall any member of the Audit Committee be a director involved in the business of a subsidiary.

	[New Provisions]	Article 29	(Election)

Members of Board Committees shall be elected at a Board of Directors’ meeting.

Provisions of the Articles of Incorporation as
Current provisions of the Articles of Incorporation		proposed to be amended

	[New Provisions]	Article 30	(Minutes of Meeting)

The minutes of the meetings of Board Committees shall contain the summary of the proceedings and the results thereof; shall be signed, or bear the names and seals of the members present; and shall be kept at the head office for ten (10) years from the date of the resolution.

Chapter V. Corporate Auditors and Board of Corporate Auditors			[To be Deleted]

Article 26	(Number of Corporate Auditors)		[To be Deleted]

There shall be three (3) or more corporate auditors of the Company.

Article 27	(Election)		[To be Deleted]

Corporate auditors shall be elected at a general meeting of shareholders.

2.	In case of the above election(s), shareholders representing not less than one third (1/3) of the number of voting rights of all shareholders shall attend such meeting.

Article 28	(Term of Office)		[To be Deleted]

A corporate auditor’s term of office shall expire at the conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within three (3) years from his assumption of office.

Article 29	(Standing Corporate Auditor)		[To be Deleted]

The corporate auditors shall elect from among themselves one (1) or more standing corporate auditors.

Article 30	(Notice for Calling of Meetings)		[To be Deleted]

Notices for calling a meeting of the Board of Corporate Auditors shall be dispatched to each corporate auditor at least three (3) days prior to the date set for such meeting. Provided, however, that in case of emergency, the above period may be shortened.

Article 31	(Method of Resolution)		[To be Deleted]

Resolutions of the Board of Corporate Auditors shall be adopted by a majority of the corporate auditors, unless otherwise provided for by laws and ordinances.

Article 32	(Minutes of Meeting)		[To be Deleted]

The substance of proceedings at a meeting of the Board of Corporate Auditors and the results thereof shall be recorded in minutes of the meeting, which shall bear signatures or names and seals of the corporate auditors present at the meeting, and which shall be kept at the head office for ten (10) years from the date of resolution.

Provisions of the Articles of Incorporation as
Current provisions of the Articles of Incorporation		proposed to be amended

Article 33	(Remuneration of Corporate Auditors)		[To be Deleted]

Remuneration of corporate auditors shall be determined by resolution at a general meeting of shareholders.

	[New Provisions]	Chapter VI. Executive Officers

	[New Provisions]	Article 31	(Number of Executive Officers)

There shall be three (3) or more executive officers of the Company.

	[New Provisions]	Article 32	(Election)

Executive officers shall be elected at meetings of the Board of Directors.

	[New Provisions]	Article 33	(Term of Office)

An executive officer’s term of office shall expire at the conclusion of the first Board Directors meeting to be held after the conclusion of the ordinary general meeting of shareholders relating to the last fiscal year ending within one (1) year from his assumption of office.

	[New Provisions]	Article 34	(Election of Representative Executive Officers)

The Board of Directors shall elect one (1) or more executive officers from among the executive officers, who shall represent the Company.

	[New Provisions]	Article 35	(Remuneration of Executive Officers)

Remuneration of executive officers shall be determined by resolution at the Compensation Committee.

Chapter VI. Accounts		Chapter VII. Accounts

Article 34	(Fiscal Year)	Article 36	(Fiscal Year)

	The fiscal year of the Company shall commence on the first day of April of each year and shall end on the last day of March of the following year, and the accounts of the Company shall be closed on the last day of March in each year		[No Change]

Article 35	(Payment of Cash Dividends)	Article 37	(Payment of Cash Dividends)

	Cash dividends shall be paid to shareholders or registered pledgees last of record on the Register of Shareholders and the Register of Substantial Shareholders as of the closing of accounts for each fiscal year		[No Change]

2.	With respect to the first cash dividends on shares issued upon requests for conversion of convertible bonds, such conversions shall be deemed to have been made at the beginning of the fiscal year during which such requests for conversion have been made, and the cash dividends shall be paid accordingly.

3.	Cash dividends shall bear no interest and if they have not been received within three (3) years from the day of commencement of payments, they shall belong to the Company.

Provisions of the Articles of Incorporation as
Current provisions of the Articles of Incorporation		proposed to be amended

Article 36	(Accounting Auditor)	Article 38	(Accounting Auditor)

	The Company shall have one (1) or more accounting auditors		[No Change]

SUPPLEMENTARY PROVISIONS.		SUPPLEMENTARY PROVISIONS.

The provisions of Paragraph 2 of Article 35 shall become ineffective and be deemed deleted at the conclusion of March 15, 2007, and Paragraph 3 will become Paragraph 2 accordingly		The provisions of Paragraph 2 of Article 37 shall become ineffective and be deemed deleted at the conclusion of March 15, 2007, and Paragraph 3 will become Paragraph 2 accordingly.

Upon the amendment to the provisions of Article 35, these supplementary provisions shall also become ineffective and be deemed deleted		Upon the amendment to the provisions of Article 37, these supplementary provisions shall also become ineffective and be deemed deleted.

Proposal 4: Election of 12 Directors

     The terms of office of the following 4 directors: Shunsuke Takeda, Takeshi Sato, Tatsuya Tamura and Akira Miyahara, will expire at the conclusion of this Ordinary General Meeting of Shareholders, and the following 6 directors: Yoshihiko Miyauchi, Yasuhiko Fujiki, Yoshiaki Ishida, Katsuo Kawanaka, Hiroaki Nishina and Yoshinori Yokoyama, will resign at the conclusion of this Ordinary General Meeting of Shareholders, subject to the condition that Proposal 3 of this Ordinary General Meeting of Shareholders is approved and adopted and that the Company shifts to a Company with Committees.

     Consequently, the shareholders are requested to elect 12 directors.

     Candidates for the 12 director positions are as follows:

No.	Name	Current Position

1	Yoshihiko Miyauchi	Chairman and Representative Director, ORIX CORPORATION
*
2	Yasuhiko Fujiki	President and Representative Director, ORIX CORPORATION
*
3	Yoshiaki Ishida	Vice Chairman and Representative Director, ORIX CORPORATION
*
4	Shunsuke Takeda	Deputy President and Director in charge of Treasury Department and Office of the President, ORIX CORPORATION
5	Katsuo Kawanaka	Deputy President, Director and Head of Tokyo Sales Headquarters, ORIX CORPORATION
*
6	Hiroaki Nishina	Corporate Executive Vice President, Director and Head of Real Estate Business Headquarters, ORIX CORPORATION
*
7	Takeshi Sato	Corporate Senior Vice President and Director, ORIX CORPORATION Chairman, ORIX USA CORPORATION
8	Masaaki Yamamoto	Standing Corporate Auditor, ORIX CORPORATION
*
9	Tatsuya Tamura	Director, ORIX CORPORATION, Director, The Suruga Bank, Ltd. Representative Director, Global Management Institute Inc. Director, JAPAN TELECOM HOLDINGS CO., LTD.
10	Akira Miyahara	Director, ORIX CORPORATION Executive Advisor to the Board, Fuji Xerox Co., Ltd.
11	Yoshinori Yokoyama	Director, ORIX CORPORATION
*
12	Paul Sheard	Managing Director, Chief Economist Asia, LEHMAN BROTHERS JAPAN INC.

Note 1:	The candidacy of persons marked with an asterisk above is subject to the condition that Proposal 3 is approved and adopted.
Note 2:	The Company abolished titles for directors in June 1999. Titles for positions under the Chairman are now in the form of titles for corporate executive officers.
Note 3:	Each of Tatsuya Tamura, Akira Miyahara, Yoshinori Yokoyama and Paul Sheard satisfies the requirements for Outside Directors provided in Item 7-2, Paragraph 2, Article 188 of the Commercial Code of Japan.

Proposal 5:	Granting of Retirement Bonuses to Retiring Corporate Auditors and Granting of Retirement Bonuses Due to Abolishment of Retirement Bonus System

     It is proposed that, in appreciation of services rendered while in office, retirement bonuses be granted to corporate auditors, Hiroshi Nakamura and Hirotaka Takeuchi, who will each retire at the conclusion of this Ordinary General Meeting of Shareholders, and to Masaaki Yamamoto who will retire subject to the condition that Proposal 3 is approved and adopted.

     In addition, the Board of Directors resolved, at the Board of Directors’ meeting held on April 25, 2003, to abolish the Retirement Bonus System. Accordingly, it is also proposed that retirement bonuses be granted to the following 10 directors: Yoshihiko Miyauchi, Yasuhiko Fujiki, Yoshiaki Ishida, Shunsuke Takeda, Katsuo Kawanaka, Hiroaki Nishina, Takeshi Sato, Tatsuya Tamura, Akira Miyahara and Yoshinori Yokoyama, in appreciation for services rendered, for the period corresponding to each respective director’s period in office through the conclusion of this Ordinary General Meeting of Shareholders.

     It is proposed that the maximum amount for retirement bonuses to be paid to the retiring corporate auditors shall be an aggregate of 50,000,000 JPY and an aggregate of 3,250,000,000 JPY for all of the directors concerned.

     It is proposed that the Compensation Committee, to be established subject to the condition that Proposal 3 is approved and adopted, determines the specific amount, timing, method of payment and other details relating to the granting of the bonuses to be paid to each person.

The background of retiring corporate auditors is as follows:

Name	Current/Last Position

Hiroshi Nakamura	Standing Corporate Auditor
Hirotaka Takeuchi	Corporate Auditor
Masaaki Yamamoto	Standing Corporate Auditor

The background of directors concerned is as follows:

Name	Current/Last Position

Yoshihiko Miyauchi	Chairman and Representative Director, ORIX CORPORATION
Yasuhiko Fujiki	President and Representative Director, ORIX CORPORATION
Yoshiaki Ishida	Vice Chairman and Representative Director, ORIX CORPORATION
Shunsuke Takeda	Deputy President and Director, ORIX CORPORATION
Katsuo Kawanaka	Deputy President and Director, ORIX CORPORATION
Hiroaki Nishina	Corporate Executive Vice President and Director, ORIX CORPORATION
Takeshi Sato	Corporate Senior Vice President and Director, ORIX CORPORATION
Tatsuya Tamura	Director, ORIX CORPORATION,
Akira Miyahara	Director, ORIX CORPORATION
Yoshinori Yokoyama	Director, ORIX CORPORATION

Note:	The Company abolished titles for directors in June 1999. Titles for positions under the Chairman are now in the form of titles for corporate executive officers.

Proposal 6:     Issuance of Stock Acquisition Rights as Stock Options

     The shareholders are hereby requested to approve the Company’s issuance of stock acquisition rights as stock options to directors, executive officers, corporate auditors and employees of the Company, of subsidiaries of the Company and of other companies that have a shareholding relationship with the Company, such as companies affiliated with the Company, in accordance with Articles 280-20 and 280-21 of the Commercial Code of Japan:

1.	The reason for the need to issue stock acquisition rights with particularly advantageous terms to non-shareholders:

To further enhance the motivation of the directors, executive officers, corporate auditors and employees of the Company, its subsidiaries and other companies that have a shareholding relationship with the Company, such as affiliates of the Company (hereinafter collectively referred to as the “Subsidiaries”) to achieve better business results and to further boost their morale, the Company wishes to issue stock acquisition rights as stock options, to the persons referred to in 2 below, as summarized in 3 below.

While the issuing price shall be free in order not to create a special burden on the persons to be allocated stock acquisition rights when stock acquisition rights are issued since they are issued as a stock option for the purpose of enhancing further the motivation of the persons to be allocated stock acquisition rights to achieve better business results and to boost further their morale, the amount to be paid in when exercising the stock acquisition rights shall be a price based on the present value of ordinary shares of the Company at the time the resolution to issue stock acquisition rights is passed (refer to (4) of 3 “Summary of issuance of stock acquisition rights” below).

2.	Persons to be allocated stock acquisition rights:

Directors, executive officers, corporate auditors and employees of the Company and the Subsidiaries

3.	Summary of issuance of stock acquisition rights

(1)	Type and number of shares to be issued under stock acquisition rights

The maximum number of shares to be issued upon exercise of the stock acquisition rights shall be 570,000 ordinary shares of the Company.

If the Company effects a share split or reverse share split after the date on which the stock acquisition rights are issued, the number of shares to be issued under the stock acquisition rights shall be adjusted according to the following formula; provided, however, that such adjustment shall be made only to the number of shares to be issued under the stock acquisition rights that have not been exercised at the time of the share split or reverse share split by persons to whom the stock acquisition rights have been allocated (hereinafter referred to as the “Person with Stock Acquisition Rights”), and any fractional amount of less than one share resulting from such calculation shall be disregarded.

Number of shares		Number of shares		Ratio of share
to be issued	=	to be issued	X	split or reverse
after adjustment		before adjustment		share split

In the event that the Company effects a merger, demerger, share-swap or share-transfer after the date on which the stock acquisition rights are issued, the number of shares to be issued upon exercise of the stock acquisition rights shall be adjusted to the extent reasonable.

(2)	Total number of stock acquisition rights to be issued

The maximum number of stock acquisition rights to be issued shall be 5,700 units (100 ordinary shares of the Company per unit of the stock acquisition rights, provided, however, if the adjustment to the number of shares set forth in 3 (1) above has been made, the same adjustment shall be made.)

(3)	Issuing price of stock acquisition rights

The issuing price of the stock acquisition rights shall be free.

(4)	Amount to be paid in at the time of exercising stock acquisition rights (hereinafter referred to as the “Exercise Price”)

The Exercise Price per unit of the stock acquisition rights shall be the product of the Exercise Price per share to be determined by description below, multiplied by the number of shares to be issued per unit of the stock acquisition rights set forth in 3 (2) above.

The Exercise Price per share shall be equal to the average of the closing prices of the ordinary shares of the Company traded on the Tokyo Stock Exchange on each of the 30 trading days (excluding days on which no trading is made) commencing on the 45th trading day preceding the date on which the resolution to issue stock acquisition rights is passed, and any fractional amount of less than one yen shall be rounded up to one yen; provided, however, that if the price so calculated is less than the closing price on the date that the resolution to issue stock acquisition rights is passed (or if there is no closing price on that day, the closing price on the closest trading day preceding the date that the stock acquisition rights are resolved to be issued), the Exercise Price per share shall be such closing price.

In the event that there is a share split or a reverse share split after the date that the stock acquisition rights are issued, the Exercise Price per share shall be adjusted according to the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

Exercise Price		Exercise Price
after	=	before	X	1
adjustment		adjustment
				Ratio of share split or reverse share split

In the event that the Company issues shares at a price less than the then-current market price after the date that it issues the stock acquisition rights (excluding instances of conversions of the former convertible bonds, exercise of the former warrant certificates before the amendments by Law No. 128 of 2001, exercise of the former warrants under the provisions of former Article 280-19 of the Commercial Code of Japan, and exercise of stock acquisition rights), the Exercise Price per share shall be adjusted according to the following formula, and any fractional amount of less than one yen resulting from such adjustment shall be rounded up to one yen.

						Number of newly		Amount paid
						issued shares	X	for one share
				Number of shares	+
				already issued		Share price before the issuance
of new shares
Exercise Price		Exercise Price
after	=	before	X
adjustment		adjustment		Number of shares		Increase in the number of shares
				already issued	+	due to the issuance of new shares

The “Number of shares already issued” in the formula above shall be the number of shares that is the balance that remains after deducting the number of shares held by the Company from the total number of shares issued.

In addition, in the event that the Company effects a merger, demerger, share-swap or share-transfer after the date on which the stock acquisition rights are issued, the Exercise Price per share shall be adjusted to the extent reasonable.

(5)	Exercise period of stock acquisition rights

The exercise period of the stock acquisition rights shall be from June 26, 2005 through June 25, 2013; provided, however, that if a Person with Stock Acquisition Rights no longer holds any of the following positions with the Company or any of its Subsidiaries: director, executive officer, corporate auditor, or employee on or before June 25, 2005 and after the date that the Company issues the stock acquisition rights, such person may exercise his/her stock acquisition rights, beginning on the day after he/she loses his/her status.

(6)	Terms of exercise of stock acquisition rights

i)	The stock acquisition rights may be exercised no more than one year after the date on which a Person with Stock Acquisition Rights ceases to be any of a director, executive officer, corporate auditor, or employee of the Company or the Subsidiaries.

ii)	A Person with Stock Acquisition Rights must not have any reasons for disqualification, dismissal or removal, regarding any of his/her positions as a director, executive officer, corporate auditor or employee of the Company or the Subsidiaries, under the Commercial Code of Japan and other laws or ordinances of Japan or other laws or ordinances overseas, or internal rules and regulations of the Company or the Subsidiaries, and not be in violation of such laws or ordinances or in substantial violation of the internal rules and regulations at the time of exercising the stock acquisition rights; provided, however, that this shall not apply in the event that the Company determines that it would be appropriate to approve the exercise of the stock acquisition rights by taking into consideration the level of contribution made in the past by the relevant Person with Stock Acquisition Rights, in order to improve the business performance of the Company or the Subsidiaries, as well as taking into consideration the details of the reason for the disqualification, dismissal or removal, or the violation concerned, and the situation in the context of cure or cessation thereof.

iii)	On or before June 25, 2005, a Person with Stock Acquisition Rights must not have resigned from his/her position as an employee, if such position is not higher than general manager or its equivalent at the Company or the Subsidiaries, for his/her personal reasons at the time of exercising the stock acquisition rights.

iv)	A Person with Stock Acquisition Rights shall not assign the stock acquisition rights without approval from the Board of Directors of the Company, and in any event he/she may not pledge, assign for security, or otherwise encumber or dispose of in any other way the stock acquisition rights.

v)	A Person with Stock Acquisition Rights and his/her heir shall exercise his/her stock acquisition rights in accordance with the agreement for allocation of stock acquisition rights provided for in vi) below.

vi)	Other terms shall be stipulated in an agreement for allocation of stock acquisition rights, to be executed by the Company and a Person with Stock Acquisition Rights.

(7)	Reasons for and terms of cancellation of stock acquisition rights

i)	If a Person with Stock Acquisition Rights no longer satisfies any of the terms of stock acquisition rights provided for in 3 (6) above, the stock acquisition rights may be cancelled at no cost to the Company.

ii)	In the event the Company becomes the non-surviving company of a merger, becomes a company to be demerged by demerger, or becomes a wholly-owned subsidiary due to a share-swap or share-transfer, and the stock acquisition rights are not succeeded by a surviving company, newly established company, succeeding company or wholly-owning parent company, then the stock acquisition rights may be cancelled at no cost to the Company.

(8)	Restriction on assignment of stock acquisition rights

            Approval of the Board of Directors of the Company is required in order to assign stock acquisition rights.